UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934


WSB HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
92934C 10 1
(CUSIP Number)

4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716
(301) 352-3120

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


January 3, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     0
Note:   Schedules filed in paper format shall include
a signed original and five copies of the schedule,
including all exhibits.  See 240.13d-7 for other
parties to whom copies are to be sent.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 	92934C 10 1


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).

William J. Harnett
2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)


(b)
3.
SEC Use Only
4.
Source of Funds (See Instructions)
PF
5.
Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)
6.
Citizenship or Place of Organization
USA



Number of
Shares
Bene-
ficially
by Owned
by Each
Reporting
Person
With
7.	Sole Voting Power
             3,404,767

8.	Shared Voting Power
              0

9.	Sole Dispositive Power
              3,404,767

10.	Shared Dispositive Power
              0
11.
Aggregate Amount Beneficially Owned by Each
Reporting Person
3,404,767
12.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
13.
Percent of Class Represented by Amount in Row (11)
42.2%*
14.


Type of Reporting Person (See Instructions)

IN

* Based on 7,597,135 shares of the issuer's common stock outstanding as of February 1, 2008.


SCHEDULE 13D
Item 1.  Security and Issuer
  This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, $0.0001 par value per share, of WSB Holdings, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 4201 Mitchellville
Road, Suite 200, Bowie, Maryland, 20716.
Item 2.  Identity and Background
  This Statement is filed on behalf of William J. Harnett, whose business address is c/o WSB Holdings, Inc., Attention: Corporate Secretary, 4201 Mitchellville Road, Suite 200, Bowie, Maryland,
20716.
  Mr. Harnett is presently employed as Chairman of the Board of Directors of WSB Holdings, Inc., and its wholly owned subsidiary, The Washington Savings Bank F.S.B. (the "Bank"), both entities having their principal executive offices at 4201 Mitchellville Road, Suite 200, Bowie, Maryland, 20716. Mr.
Harnett was Chief Executive Officer of the Bank from 1988 until his retirement in 2005. Mr. Harnett has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr.
Harnett is a U.S. citizen.
Item 3.  Source and Amount of Funds or Other Consideration
  On January 3, 2008, pursuant to a plan of merger and
reorganization, the Bank reorganized into a savings and loan holding company form of ownership (the "Reorganization"),
through which the Bank became a wholly owned subsidiary of the
Company and each outstanding share of Bank common stock was
converted into one share of Company common stock.  In connection with the Reorganization, 3,404,767 shares of Bank common stock owned by Mr. Harnett were converted into 3,404,767 shares of the Company's common stock.
Item 4.  Purpose of Transaction
  The purpose of the Reorganization was to reorganize the Bank into a savings and loan holding company form of ownership. Mr.
Harnett will review from time to time various factors relevant to his beneficial ownership of the Company's securities,
including trading prices for the Company's common stock and
conditions in capital markets generally, developments in the
Company's business and financial condition, result of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company's common stock that he beneficially holds, or acquire additional
securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Harnett has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the
ordinary course of business in connection with his service as
Chief Executive Officer of the Bank and as a member of the Board of Directors of the Company and the Bank.
  Other than as set forth above and in his capacity as a director of the Company, Mr. Harnett has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) though (j) of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
	(a), (b)	The information set forth on the cover page of
this Schedule 13D is incorporated herein by reference.  Mr.
Harnett holds dispositive and voting power over an aggregate of 3,404,767 shares of the Company's common stock, consisting of
478,500 shares subject to stock options that are exercisable within 60 days of the date hereof.
(c)	The information included on Item 1 through Item 4
hereof is incorporated herein by reference.
  No other transactions in the Company's common stock were
effected during the 60 days prior to the date hereof by Mr.
Harnett.
(d)	Not applicable.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.  Material to Be Filed as Exhibits
  Not applicable.





















Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date:	March 6, 2008			By: /s/William J. Harnett
				               William J. Harnett